                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                                FORM 11-K



       __x__   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934
               [FEE REQUIRED]

               For the fiscal year ended December 31, 1994

                                   OR

       _____   TRANSITION REPORT PURSUANT TO SECTION 15(d)
               OF THE SECURITIES EXCHANGE ACT OF 1934
               [NO FEE REQUIRED]

               For the transition period from ____ to ____

               Commission file number ____________________


                      ServiceMaster LP Master Trust


                    ServiceMaster Limited Partnership
                          One ServiceMaster Way
                      Downers Grove, Illinois 60515

                               SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and Plan administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                      SERVICEMASTER LP MASTER TRUST



      By:    s/Laine E. Malmquist
          -------------------------------
               Laine E. Malmquist
               Vice President, Benefits &
               Manager General Accounting


      By:    s/Deborah A. O'Connor
          -------------------------------
               Deborah A. O'Connor,
               Administrative Committee Member


      By:    s/Barbara Schram
          -------------------------------
               Barbara Schram, Plan Manager














Date: March 28, 1995.

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee and Trustee of the ServiceMaster LP Master Trust:

      We have audited the accompanying statements of net assets available for Plan benefits of the ServiceMaster LP Master Trust as of December 31,
1994 and 1993, the related statements of changes in net assets available for Plan benefits for each of the three years in the period ended December 31, 1994, and the related schedules of reportable transactions and assets held for investment as of December 31, 1994. These financial statements and schedules are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements and schedules referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Master Trust as of December 31, 1994 and 1993 and the changes in its net assets available for Plan benefits, for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974 and are not a required part of the basic financial statements. Such schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP




Chicago, Illinois,
March 28, 1995.

                      SERVICEMASTER LP MASTER TRUST

                            FEIN: #36-3497008

                            PLAN NUMBER: 001

                   FINANCIAL STATEMENTS AND SCHEDULES

                    AS OF DECEMBER 31, 1994 AND 1993

                                I N D E X
                               -----------

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 1994 AND 1993

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR
PLAN BENEFITS FOR THE YEARS ENDED DECEMBER 31, 1994,
1993, AND 1992

NOTES TO FINANCIAL STATEMENTS

SCHEDULE A, ITEM 27d - SCHEDULE OF 5% REPORTABLE
TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1994

SCHEDULE B - ITEM 27a - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES FOR THE YEAR ENDED DECEMBER 31,
1994


                            SERVICEMASTER LP MASTER TRUST
                                   FEIN: #36-3497008
                                   PLAN NUMBER: 001
                          STATEMENTS OF NET ASSETS AVAILABLE
                                   FOR PLAN BENEFITS

                                                          As of December 31,
                                                  -------------------------------
                                                         1994            1993
                                                       --------        --------
ASSETS:
 Investments:
   Bank of America Money Market
    Funds, at market . . . . . . . . . . . . .    $     111,693    $      682,778
   ServiceMaster Limited Partnership
     Shares, at market . . . . . . . . . . . .       43,475,786        51,052,102
   Liberty Life Group Pension Contract,
     at market (net) . . . . . . . . . . . . .       79,492,239        80,124,621
                                                   ------------     -------------

   Total Investments . . . . . . . . . . . . .      123,079,718       131,859,501

Receivables:
  Due from employers . . . . . . . . . . . . .        2,955,116         2,120,222
  Participant contributions  . . . . . . . . .          223,220           179,836
  Other. . . . . . . . . . . . . . . . . . . .            4,964            50,006
                                                   ------------     -------------

  Total Assets . . . . . . . . . . . . . . . .      126,263,018       134,209,565
                                                   ------------     -------------

LIABILITIES:
  Accounts payable . . . . . . . . . . . . . .          374,398           163,177
                                                   ------------     -------------

  Total Liabilities. . . . . . . . . . . . . .          374,398           163,177
                                                   ------------     -------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS. . . . . . . . . . . . . .   $  125,888,620    $  134,046,388
                                                  =============     =============


                    The accompanying Notes to Financial Statements
                       are an integral part of these statements.


                            SERVICEMASTER LP MASTER TRUST
                                   FEIN: #36-3497008
                                   PLAN NUMBER: 001
             STATEMENTS OF CHANGES NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                       Years Ended December 31,
                                         -------------------------------------------
                                               1994           1993           1992
                                             --------       --------       --------
Additions:
 Contributions:
  Participant basic/mandatory - Note 3 . $   5,526,815  $   1,109,594   $  1,148,002
  Participant voluntary. . . . . . . . .     2,938,139      4,860,582      3,742,280
  Employer . . . . . . . . . . . . . . .     2,955,116      3,485,000      3,391,481
 Interest income . . . . . . . . . . . .        64,276        145,215        302,954
 ServiceMaster share distributions . . .     1,703,467      1,763,726      2,182,094
 Liberty Life Contract income. . . . . .     3,560,393      2,296,446      1,632,612
 Realized/Unrealized gains (losses)
  on investments . . . . . . . . . . . .   (13,072,194)    33,864,601      7,982,234
                                          ------------   ------------    -----------
Total Additions. . . . . . . . . . . . .     3,676,012     47,525,164     20,381,657
                                          ------------   ------------    -----------

Deductions:
Equity applicable to
  former participants. . . . . . . . . .    10,906,520     10,110,106      6,741,811
Provision for income taxes . . . . . . .       551,527        336,836        426,126
Administrative/investment expenses . . .       375,733        203,858        133,340
                                          ------------   ------------    -----------
Total Deductions . . . . . . . . . . . .    11,833,780     10,650,800      7,301,277
                                          ------------   ------------    -----------

Net increase (decrease). . . . . . . . .    (8,157,768)    36,874,364     13,080,380

Net assets available for benefits:
  Beginning of year. . . . . . . . . . .   134,046,388     97,172,024     84,091,644
                                          ------------   ------------    -----------
  End of year. . . . . . . . . . . . . . $ 125,888,620  $ 134,046,388   $ 97,172,024
                                          ============   ============    ===========




                    The accompanying Notes to Financial Statements
                       are an integral part of these statements.

                     SERVICEMASTER LP MASTER TRUST
                  FEIN: #36-3497008   PLAN NUMBER: 001
                      NOTES TO FINANCIAL STATEMENTS


1. Master Trust

    Effective January 1, 1994, the account balances of the ServiceMaster service partner plans were transferred to newly established plans. All of the plans contain identical provisions. The financial statements of the Trust include all of the assets of the following plans, collectively referred to as "The Plan".

    1. Service Partners East Company Profit Sharing,
       Savings and Retirement Plan

    2. Service Partners West Company Profit Sharing,
       Savings and Retirement Plan

    3. Service Partners Mid-America Company Profit
       Sharing, Savings and Retirement Plan

    4. Service Partners Southeast Company Profit Sharing,
       Savings and Retirement Plan

    5. Service Partners Food Service Company Profit
       Sharing, Savings and Retirement Plan

    6. Service Partners ICMS Company Profit Sharing,
       Savings and Retirement Plan

    7. Service Partner Company Profit Sharing,
       Savings and Retirement Plan

    8. ServiceMaster Profit Sharing, Savings and Retirement Plan


2.  Summary of Significant Accounting Policies

    Asset Valuation - The investments of the Plan are valued in the financial statements at their respective year-end market values.

    Basis of Accounting - The transactions of the Plan are accounted for on the accrual basis.

    Expenses of the Plan - Certain administrative expenses of the Plan (including investment management fees and other plan expenses) were paid from Plan assets.

    Income Taxes - The Plan is required to pay federal income taxes related to its share of taxable income from its direct holding of ServiceMaster Limited Partnership shares.

    Participating Employers - Employers participating in the Plan are various subsidiaries and affiliates of ServiceMaster, including ServiceMaster Management Services, Diversified Health Services, and ServiceMaster International and New Business Development. Prior to 1993, participating subsidiaries and affiliates also included ServiceMaster
Residential/Commercial Services Limited Partnership, Merry Maids Limited Partnership and American Home Shield Corporation (see Note 2).

Certain 1993 amounts have been reclassified to conform with the 1994 presentation. For each year presented, amounts payable to withdrawing participants have been reclassified from liabilities and presented in net assets available for Plan benefits.


3.  The Plan

    Purpose - The purpose of the Plan emphasizes ownership and opportunity as presented below:

       (a) to stimulate interest, ownership and committed participation in building the service foundation of the Company;

       (b) to share with Plan participants the economic benefits produced by their efforts;

       (c) to assist in providing Plan participants with retirement benefits.

    Participation - The Plan was established as of January 1, 1976. As of December 31, 1994, there were 3,795 participants in the plan.

    All employees (other than employees covered by a collective bargaining agreement which does not provide for Plan participation or whose compensation is regulated under the Register of Wage Determinations maintained by the United States Department of Labor Standards Administration) of a participating employer which has adopted the Plan who have completed one year of service (defined as at least 1,000 hours of employment during the first 12 months of employment or any plan year thereafter), attained age 18 years and elected to make contributions to the Plan are eligible to participate in the Plan.

    Participant Contributions - Starting in 1994, participants may elect to contribute a minimum of 1% of pay and up to 15% of pay. Pretax contributions (basic contributions) up to the first 4% of pay (or $1,000, whichever is greater) are eligible for an Employer matching contribution.

    Prior to 1994, participants were required to make mandatory contributions of $75 per quarter (or $300 per year). These contributions were eligible for an Employer matching contribution. In addition, participants could elect to contribute 1% to 15% of their compensation on a voluntary basis, but these contributions were not eligible for an Employer matching contribution. The increase in employee contributions in 1994 was due to the change described above as a larger portion of participant contributions was eligible for the matching Employer contribution.

    Employer Contributions - The company contribution will continue to be discretionary. The amount of contribution from profits will be determined each year by the Board of Directors after a review of the overall financial performance of ServiceMaster and the key business units. The employer's discretionary profit sharing contribution was $2,955,116, $3,485,000, and $3,391,481 for 1994, 1993 and 1992, respectively. In 1993, the Company chose to reimburse the Plan for $1.3 million of expenses paid by the Plan in prior years. This reimbursement was included in the Company's 1993 contribution.

    Vesting Policy and Payment of Benefits - Upon termination of employment after completion of seven years of service or in the event of disability or death, the participant or his beneficiary is entitled to receive the full amount allocated to his account. If a participant's employment is terminated prior to the completion of seven years of service for any reason, other than death or disability, they will receive, in addition to the balance of their participant contribution accounts, including any rollovers or tax deductible voluntary contributions, that portion of the employer contribution account equal to 20% after the completion of three years of service and 20% for each additional full year of service (as defined in the Plan document), up to 100% after seven years of service.

    Benefits are distributed to participants in cash (in a lump sum or periodic payments) or ServiceMaster partnership shares, as provided by the Plan.

    Allocation of Employer Contributions - Starting in 1994, Employer profit sharing contributions are allocated to each participant on the basis of their basic contributions, that is pretax contributions up to the first 4% of pay (or $1,000 which ever is greater). Prior to 1994, Employer contributions were allocated to each participant on the basis of their mandatory contributions and years of service as of the beginning of each year.

    Forfeitures - Forfeitures represent amounts forfeited by participants upon termination and are allocable to eligible participants in the same manner as employer profit sharing contributions.

    Amendment or Termination - The Plan may be amended or discontinued by the Company (with respect to all participating Employers) or by a participating Employer (with respect to its eligible employees) at any time. If the Plan is discontinued, participants with respect to whom the Plan is terminated become fully vested in their allocated account balances.


4.  Plan Assets

    The Plan invests in ServiceMaster Limited Partnership shares. As of December 31, 1994 and 1993, the Plan was holding 1,783,622 and
1,864,917 shares (post 1993 split), respectively. The year-end share price as of December 31, 1994, and 1993 was 243/8 and 273/8, respectively.

    In February 1992, assets (ServiceMaster Partnership shares and cash) were transferred from the First Chicago Bank to a Group Contract at Liberty Life Assurance Company. In April 1992, June 1993 and December 1994, additional assets were transferred to the Liberty Life Group Contract. At December 31, 1994, the market value of assets in this Contract consisted of ServiceMaster Limited Partnership shares ($44,240,625) and fixed income investments managed by the Wellington Management Company
($35,251,614).

    Effective January 1, 1993, three companies -- American Home Shield Limited Partnership, Merry Maids Limited Partnership and Residential/Commercial Services Limited Partnership -- and their respective participating employees, were transferred from the Plan to the Consumer Services profit sharing plan. As of December 31, 1992, the value of these participants assets was $2,267,425. These assets were transferred from the Plan to the Consumer Services Profit Sharing Plan in the form of 122,563 (post-split) ServiceMaster shares based on a year-end 1992 per share price of $18.50.

    Department of Labor Audit - In 1993, the Department of Labor (DOL) completed an audit of the Plan which covered the years 1987 through 1990. The DOL raised several issues with which ServiceMaster did not agree, but after discussions with representatives of the DOL, ServiceMaster determined to address the DOL's concerns by a voluntary payment to the Plan, and by purchasing from the Plan the $2,000,000 promissory note and related first mortgage of an independent construction company.

5.  Federal Income Taxes

    Tax Status of the Plan - The Plan obtained its latest determination letter on June 14, 1990, in which the IRS stated that the Plan, as written, was in compliance with the requirements of the Internal Revenue Code. The Plan has been amended since that date. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the requirements of the Internal Revenue Code and that the trust is tax-exempt as of the financial statement dates.

Although the Plan is a tax-exempt entity, it is required to pay federal income taxes related to its share of taxable income from its direct holding of ServiceMaster Limited Partnership shares.

    Tax Status of Each Participant - Participant contributions made on or after April 1, 1988 are deductible for federal income tax purposes when made to the Plan. Participants will be subject to tax on the participant contributions, Employer contributions and income credited to their plan accounts when an actual distribution from the Plan is received. However, participant contributions made prior to April 1, 1988 were not deductible for federal income tax purposes when made to the Plan. Therefore, participants will be subject to tax only on the Employer contributions and income related to pre-April 1, 1988 participant contributions upon distribution from the Plan.

6.  Reconciliation of Financial Statements to Form 5500

    The Form 5500 requires that net assets available for benefits exclude amounts allocated to withdrawing participants. (These are participants that have benefit claims which have not been paid, but have been processed and approved for payment prior to yearend).


       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                December 31,
                             ------------------------------------------
                                   1994         1993          1992
                                 --------     --------      --------
Net assets available for benefits
 per the financial statements$ 125,888,620  $134,046,388  $  97,172,024

Amounts allocated to
 withdrawing participants. .    (5,357,049)   (1,796,299)    (1,871,511)
                              ------------   -----------   ------------

Net assets available for benefits
 per the Form 5500 . . . . . $ 120,531,571  $132,250,089  $  95,300,513
                              ============   ===========   ============

                                 10

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date, are recorded as benefits paid for that year on the Form 5500.


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                         Year Ended December 31,
                                  --------------------------------------
                                      1994          1993         1992
                                    --------      --------     --------
Benefits paid to participants per
 the financial statements. . . .  $10,906,520   $10,110,106   $6,741,811

Add:  Amounts allocated to withdrawing
 participants in current year. .    5,357,049     1,796,299    1,871,511

Less:  Amounts allocated to withdrawing
 participants from prior year. .   (1,796,299)   (1,871,511)  (1,028,528)
                                   ----------    ----------    ---------

Benefits paid to participants per
 the Form 5500 . . . . . . . . .  $14,467,270   $10,034,894   $7,584,794
                                   ==========    ==========    =========



                            SERVICEMASTER LP MASTER TRUST
                          SCHEDULE A-REPORTABLE TRANSACTIONS
                   ITEM 27d - Schedule of 5% Reportable Transactions
                              EIN#36-3497008    Plan #001
                         FOR THE YEAR ENDED DECEMBER 31, 1994



                                  Purchases                        Sales
                           -----------------------     ------------------------------
                             No. of    Aggregate          No. of   Aggregate    Gain
                           Transactions   Cost         Transactions Proceeds   (Loss)
                           ----------  -----------     -------     -----------   ----
Bank of America Money
  Market Funds . . . .        71       $12,292,778        44       $12,181,086    $--



                            SERVICEMASTER LP MASTER TRUST
                         SCHEDULE B-ASSETS HELD FOR INVESTMENT
              ITEM 27a - Schedule of Assets Held for Investment Purposes
                              EIN#36-3497008    Plan #001
                         FOR THE YEAR ENDED DECEMBER 31, 1994


                                     COST OR                     MARKET
        DESCRIPTION                 BOOK VALUE                    VALUE
        -----------                 ----------                   ------

Bank of America Money
  Market Funds . . . . . . . .    $    111,693             $       111,693

Servicemaster Limited
  Partnership shares
   (1,783,622) . . . . . . . .      17,810,671                  43,475,786

Liberty Life Group
 Pension Contract(a) . . . . .      68,839,287                  79,492,239
                                  ------------              --------------
TOTAL INVESTMENTS. . . . . . .   $  86,761,651             $   123,079,718


(a) Contract assets as of December 31, 1994 include ServiceMaster Limited Partnership shares and fixed income investments managed by the Wellington Management Company (cost
- $32,162,800, market value - $44,240,625).


               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



    As independent public accountants we hereby consent to the incorporation by reference of our report, dated March 28, 1995, appearing in the ServiceMaster LP Master Trust Annual Report on Form 11-K for the year ended December 31, 1994, to the Company's previously filed Registration Statement Number 2-75851 on Form S-8.



ARTHUR ANDERSEN LLP
Chicago, Illinois,
March 28, 1995.